STOCKHOLDERS' AGREEMENT

THIS STOCKHOLDERS' AGREEMENT (this "**Agreement**") is made as of April 24, 2024, by and among PreSend, Inc., a Delaware corporation (the "**Company**"), and the stockholders of the Company identified on Exhibit A hereto (together with such other Persons who may become party to this Agreement from time to time pursuant to the terms hereof, the "**Stockholders**"). Defined terms used in this Agreement, but not otherwise defined shall have the meanings given to them in Section 1 below.

BACKGROUND

WHEREAS, each of the Stockholders owns the number of shares of Capital Stock set forth opposite the name of such Stockholder on Exhibit A hereto; and

WHEREAS, the Company and the Stockholders desire to enter into this Agreement to provide for the future voting of their shares of Capital Stock, to set forth their respective rights and obligations relating to certain transfers of the Equity Securities, and to account for certain other matters as set forth below.

TERMS

The parties hereto, intending to be legally bound, hereby agree as follows:

1. **Definitions**.

As used in this Agreement, the following terms shall have the following definitions:

(a) "**Agreement**" shall have the meaning set forth in the Preamble.

(b) "**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person ("unaffiliated" means a relationship between Persons who are not Affiliates). As used in this definition, "control", including the terms "controlling", "controlled by" and "under common control with", with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

(c) "**Approved Sale**" shall have the meaning set forth in Section 3.2(a)(iii).

(d) "**Board**" shall have the meaning set forth in Section 2.2(a).

(e) "**Bylaws**" means the Bylaws of the Company, as they may be amended and restated from time to time.

(f) "**Capital Stock**" means the Company's capital stock, par value $0.001 per share.

(g) "**Certificate**" means the Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware, as it may be amended and restated from time to time.

(h) "**Company**" shall have the meaning set forth in the Preamble.

(i) "**Equity Security**" and "**Equity Securities**" means, with respect to any Stockholder, any of the following that is now owned or that is hereinafter acquired: (i) any Capital Stock; (ii) any security convertible or exercisable or exchangeable, with or without consideration, into or for any Capital Stock; (iii) any security carrying any warrant or right to subscribe for or purchase shares of any Capital Stock; and (iv) any warrant, right, option or other derivative security which provides the right to subscribe for or purchase any of clauses (i), (ii), or (iii) above.

(j) "**Legend**" shall have the meaning set forth in Section 4.2(a).

(k) "**Permitted Transferee**" means with respect to a Stockholder who is a natural Person, (A) the spouse, parent, sibling or lineal descendants (but not minor children) of such Stockholder, (B) any trust created solely for the benefit of such Stockholder, the spouse, parent, sibling or lineal descendants of such Stockholder, or such Stockholder's estate, (C) any entity in which such Stockholder, or the spouse, parent, sibling or lineal descendants of such Stockholder, are the direct and beneficial owners of all of the equity interests (provided such Stockholder, spouse, parent, sibling and lineal descendants agree in writing to remain the direct and beneficial owners of all such equity interests), (D) upon such Stockholder's death, the legatees or beneficiaries of such Stockholder, or the personal representatives of such Stockholder for the purposes of administration of such Stockholder's estate, or (E) upon such Stockholder's adjudicated incapacity, the personal representatives of such Stockholder for purposes of the protection and management of the assets of such Stockholder.

(l) "**Person**" means and includes individuals, corporations, partnerships, trusts, associations, joint ventures, limited liability companies, estates and other entities, whether or not legal entities.

(m) "**Public Offering**" means (a) any underwritten public offering of Capital Stock by one or more investment banks which is sold pursuant to a registration statement filed by the Company pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), or (b) the merger of the Company with and into any Person whose equity securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

(n) "**Related Party**" shall mean (a) any Person who is, or at any time a director or executive officer of the Company; (b) any Person that is the beneficial owner of more than 10% of any class of the Company's voting securities, (c) any immediate family member of such Person; or (d) any firm, corporation or other entity, including charitable organizations, in which any of the Persons described in clauses (a), (b) and (c) has a relationship as an employee, officer, owner, partner, principal or other material relationship other than as a (i) director and/or holder (together with all of the Company's directors, nominees for director, executive officers and their immediate family members) of less than a 10% equity interest or (ii) limited partner holding (together with all of the Company's directors, nominees for director, executive officers and their immediate family members) less than a 10% equity interest.

(o) "**Requisite Holders**" means the Stockholders owning at least a majority of the then outstanding shares of voting Capital Stock owned by all Stockholders, which must include Wolfer Finance LLC.

(p) "**Stockholders**" shall have the meaning set forth in the Preamble.

(q) "**Transfer**" means, with respect to any Equity Security, any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying

creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of such Equity Security.

2. **Voting**.

2.1. General. Each Stockholder shall hold all Equity Securities or any other shares of voting Capital Stock of the Company now owned or hereafter acquired by such Stockholder, registered in such Stockholder's name or beneficially owned by such Stockholder subject to, and to vote such Stockholder's Equity Securities or other shares of voting Capital Stock of the Company in accordance with, the provisions of this Agreement.

2.2. Election of Directors.

(a) On all matters relating to the election of members of the Board of Directors of the Company (the "**Board**"), the Stockholders shall vote all shares of voting Capital Stock held by them or over which they have voting control (or shall consent pursuant to an action by written consent of the stockholders of the Company) so as to elect one (1) individual as a member of the Board designated by the holders of record of the Class A Stock of the Company (the "**Class A Director**") in accordance with Article Fifth Section 1.3 of the Certificate, which individual shall initially be Drew Wolfer.

To the extent the foregoing clause shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate.

(b) Each of the designees identified in Section 2.2(a) shall hold office until the next annual meeting of the Board, subject to his or her resignation or earlier removal from the Board in accordance with this Agreement, the Certificate, the Bylaws and applicable law, and until his or her successors shall have been elected and shall have been qualified. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above. No Stockholder shall vote to remove any director designated pursuant to Section 2.2(a), or to fill any vacancy created by the resignation, removal or death of a director designated pursuant to Section 2.2(a), unless such action shall have been approved by the Stockholders or the Board, as applicable, entitled to designate such director in accordance with the provisions of this Section 2.2 and the Certificate.

(c) Size of Board. The authorized number of directors comprising the Board initially shall be five, including the Class A Director. Such five directors shall initially be Drew Wolfer (as the Class A Director), Craig Emslie, Lawrence Holisky, Skye Ruedas, and Gregory Grzesiak. Directors need not be Stockholders. Each Stockholder shall take all actions, and do all things and execute and deliver all documents, including, without limitation, the approval of any amendment to the Certificate or Bylaws, and shall cause the Company to do the same, as may be necessary to ensure that the number of directors authorized and constituting the entire Board is no more than ten.

2.3. Actions Subject to Approval of Board. In addition to any other vote required by applicable law or the Certificate or Bylaws, unless approved by the Board, which approval must include the approval of the Class A Director, the Company shall not (either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise):

(a) effect (i) the sale, lease, transfer, assignment, exclusive license or other disposition (including, without limitation, by merger or consolidation) of more than 50% of the voting power

represented by the then outstanding capital stock of the Company or any of its subsidiaries, in a single transaction or series of related transactions, (ii) the sale or other disposition of all or substantially all the assets of the Company or any of its subsidiaries, in a single transaction or series of related transactions, or (iii) any merger involving the Company;

(b) increase or decrease the authorized number of directors comprising the Board;

(c) declare bankruptcy, liquidate, dissolve or wind up the affairs of the Company,

(d) amend, waive, alter, or repeal any provision of the Certificate, the Bylaws or this Agreement;

(e) create or authorize the creation of any new class or series of stock of the Company or issue any other security convertible into or exercisable for any equity security or increase or decrease the authorized number of shares of Capital Stock;

(f) purchase or redeem any Capital Stock or pay any dividend or distribution on any Capital Stock;

(g) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(h) make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary;

(i) create any subsidiary;

(j) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness;

(k) make any investment inconsistent with any investment policy approved by the Board of Directors;

(l) incur any indebtedness for borrowed money or any other liabilities (including trade debt);

(m) hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(n) change the principal business of the Company, enter new lines of business, or exit the current line of business;

(o) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business;

(p) enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets; or

(q) enter into or be a party to any transaction with any director, officer or employee of the Company or any Related Party.

3. **Transfer Restrictions.**

3.1. Restrictions on Transfer.

(a) Except in connection with a Transfer to a Permitted Transferee, no Stockholder shall Transfer any Equity Securities unless the following conditions are met:

(i) The Transfer is approved by the Board (including the Class A Director);

(ii) If requested by the Company, an opinion of counsel (reasonably acceptable in form and substance to the Board) that neither registration nor qualification under the Securities Act and applicable state securities laws is required in connection with such Transfer; and

(iii) The proposed transferee executes and delivers to the Company a counterpart to this Agreement, in form and substance satisfactory to the Company, such that such party shall be deemed for all purposes to be a "Stockholder" for purposes of this Agreement.

(b) All attempted Transfers other than in accordance with this Agreement shall be null and void. The Company shall refuse to recognize those attempted Transfers and shall not reflect on its records the proposed changes in ownership of shares of the Company pursuant to those attempted Transfers. Notwithstanding the foregoing, no Transfer pursuant to this Section 3.1 shall be made to a Person determined by the Board to be a competitor.

3.2. Drag Along Rights.

(a) Obligation to Participate. In the event that the Board (including the Class A Director) and the Requisite Holders agree to:

(i) a sale of all of the issued and outstanding Capital Stock;

(ii) vote in favor of a merger or consolidation involving the Company; or

(iii) vote in favor of the sale or license of all or substantially all of the Company's assets (each an "**Approved Sale**");

in each case to an unaffiliated, third-party purchaser or purchasers, in a single transaction or series of transactions, in compliance with the Certificate, then, the Stockholders shall: (a) consent to, vote for and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged; (b) waive any dissenters', appraisal or similar rights with respect to the Approved Sale, (c) if the Approved Sale is a sale of shares of Capital Stock, agree to sell all of their shares on the terms and conditions of the Approved Sale and (d) refrain from asserting any claim or commencing any suit (1) challenging the Approved Sale or this Agreement or (2) alleging a breach of any fiduciary duty of the Requisite Holders or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Approved Sale or the consummation of the transactions contemplated thereby. The Stockholders shall take all reasonably necessary actions to effect consummation of any Approved Sale, including without limitation the execution of such agreements and instruments and other actions reasonably necessary to: (x) cooperate with the purchaser in such Approved Sale to provide

access and information as may be reasonably requested by such purchaser, (y) subject to the provisions of Section 3.2(b), provide representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale; and (z) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below.

(b) Satisfaction of Conditions. The obligations of the Stockholders pursuant to this Section 3.2 are subject to the following conditions:

(i) no Stockholder shall be obligated to: (a) make any out of pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for postage, copies, etc.), or (b) pay more than its pro rata share (based on purchase price received) of the reasonable expenses incurred in connection with a consummated Approved Sale, and only to the extent that such expenses are incurred for the benefit of all Stockholders and are not otherwise paid by the Company or the acquiring party (costs that are incurred by or on behalf of a Stockholder for its sole benefit shall not be allocated among the Stockholders); and

(ii) no Stockholder shall be required to make any representations or indemnities in connection with the Approved Sale, other than (a) representations concerning such holder's valid ownership of its shares, free of all liens and encumbrances (other than those arising under applicable federal and state securities laws) and each Stockholder's authority, power and right to enter into and consummate such Approved Sale without violating any other agreement, and (b) indemnities with respect to such representations by it and any other representations mutually agreed upon by the Requisite Holders, provided that any Stockholder's liability for indemnity shall in no event exceed the total purchase price received by such party for its shares.

4. **Miscellaneous**.

4.1. Ownership. Each Stockholder represents and warrants that (a) he, she or it now owns such Stockholder's Equity Securities (if any), free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to or on the execution hereof, and (b) such Stockholder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Stockholder enforceable against such Stockholder in accordance with its terms.

4.2. Legend.

(a) Concurrently with the execution of this Agreement or thereafter as appropriate, the following restrictive legend (or other comparable legend) (the "**Legend**") shall be imprinted or otherwise placed, on certificates representing the Equity Securities:

> THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS' AGREEMENT, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING CAPITAL STOCK. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE

HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

(b) The Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the Legend to enforce the provisions of this Agreement and the Company agrees to promptly do so. The Legend shall be removed upon termination of this Agreement.

(c) During the term of this Agreement, the Company will not remove, and will not permit to be removed (upon registration of transfer, reissuance or otherwise), the Legend from any such certificate and will place or cause to be placed the Legend on any new certificate issued to represent Equity Securities theretofore represented by a certificate carrying the Legend.

4.3. Specific Performance. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, successors or assigns by reason of the failure of a party to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or such party's heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

4.4. Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 2 and votes regarding any Approved Sale pursuant to Section 3.2 hereof, and hereby authorizes him to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such party's shares of Capital Stock in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2 on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.4 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 4.13 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to his, her or its shares of Capital Stock and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 4.13 hereof, purport to grant any other proxy or power of attorney with respect to any of the shares of Capital Stock, deposit any of the shares of Capital Stock into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any

person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the shares of Capital Stock, in each case, with respect to any of the matters set forth herein.

4.5. Governing Law. This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law principles of any jurisdiction. No suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than in a court of competent jurisdiction in the State of Delaware and the parties hereby submit to the exclusive jurisdiction of such courts for the purpose of such suit, proceeding or judgment. Each of the parties hereto hereby irrevocably waives any right which it may have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority and agrees not to claim or plead the same. Each of the parties hereto hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement and for any counterclaim therein.

4.6. Amendment or Waiver. This Agreement may not be altered, amended or modified at any time, unless such alteration, amendment or modification is first approved by (x) the Requisite Holders and (y) the Company. Any amendment or waiver so effected shall be binding upon the Company, each of the parties hereto and any assignee of any such party. No waiver of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

4.7. Severability. In case any provision of this Agreement shall be invalid, illegal, or unenforceable, it shall to the extent practicable be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

4.8. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party hereto, upon any breach, default or noncompliance of any party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on part of any party hereto of any breach, default or noncompliance under this Agreement or any waiver on such party's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to the parties hereto, shall be cumulative and not alternative.

4.9. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the parties hereto; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any shares of Capital Stock permitted under this Agreement specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price.

4.10. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery, on the first business day following mailing by over-night or express courier, or on the third day following mailing by registered or certified mail, return receipt requested, postage prepaid, addressed to the Company and the Stockholder at the respective addresses set forth on the signature pages hereto.

4.11. Counterparts; Execution by Electronic Means. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile or electronic transmission to any other party shall thereafter also promptly deliver a manually executed counterpart of this Agreement to such other party, but the failure to deliver such manually executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

4.12. References and Construction. Whenever required by the context, and is used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural. The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties acknowledges that it has been (or has been afforded the opportunity to be) represented by an attorney in connection with the preparation and execution of this Agreement.

4.13. Termination. This Agreement shall terminate upon the consummation by the Company of a Public Offering.

4.14. Entire Agreement. This Agreement and each of the exhibits hereto constitute the full and entire understanding and agreement between the parties hereto with regard to the subject matter hereof and thereof and no party hereto shall be liable or bound to any other party hereto in any manner by any representations, warranties, covenants or agreements except as specifically set forth herein and therein.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement as of the date first written above.

COMPANY:

PreSend, Inc.

DocuSigned by:

By: ______________________
4E2FA7F7614343D...
Name: Drew Wolfer
Title: President

Address: 15301 SW 144th St
Miami, FL, 33196, USA

[Signature page to Stockholders' Agreement]

STOCKHOLDERS:

DocuSigned by:

Lawrence Holisky

546C303A040F479...

Lawrence Holisky

Address: 13255 Beaver Creek Rd
Salem, Ohio 44460
USA

13255 Beaver Creek Rd
Salem, Ohio 44460
USA

[Signature page to Stockholders' Agreement]

DocuSigned by:

Skye Ruedas

3D33D47B4ADC4BF...

Skye Ruedas

Address: Skye Ruedas

700 Washington dr apt 1076
Arlington TX, 76011

[Signature page to Stockholders' Agreement]

Nordic Alpha Holdings LLC

DocuSigned by:

By: ______________________

4E2FA7F7614343D...

Name: Drew Wolfer

Title: CEO

Address: 15301 SW 144th St

Miami, FL, 33196, USA

[Signature page to Stockholders' Agreement]

SA Automation Enterprise LLC

DocuSigned by:

By: Craig Emslie
7FBACD27DE384E1...

Name: Craig Emslie
Title: CMO

Address: 3500 South DuPont Highway, Suite HI-101
Dover, DE, 19901

[Signature page to Stockholders' Agreement]

Wolfer Finance LLC

DocuSigned by:

By: ______________________
4E2FA7F7614343D...
Name: Drew Wolfer
Title: President

Address: 15301 SW 144th St
Miami, FL, 33196

[Signature page to Stockholders' Agreement]

Grzesiak Global Growth LLC

DocuSigned by:

By: ______________________________
0E67F2B92FDC457...

Name: Greg Grzesiak
Title: Media Manager

Address: Gregory Grzesiak
225 1st Ave N apt 901 st. Petersburg, FL 33701

____

[Signature page to Stockholders' Agreement]

Exhibit A

Stockholder	Class	Number of Shares
Wolfer Finance LLC	Class A Stock	13,333
Nordic Alpha Holdings LLC	Class B Stock	25,000
SA Automation Enterprise LLC	Class B Stock	18,000
Lawrence Holisky	Class B Stock	14,500
Grzesiak Global Growth LLC	Class B Stock	1,000
Skye Ruedas	Class B Stock	1,000